UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BigBear.ai Holdings, Inc. (f.k.a. GigCapital4, Inc)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08975B109 (previously 37518G101)
(CUSIP Number)

November 30, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Glazer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.88%
12	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSON Meteora Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,010,368
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,010,368
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,368
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.20%
12	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSON Paul J. Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.88%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	NAME OF ISSUER:

The name of the issuer is BigBear.ai Holdings, Inc. (f.k.a. GigCapital4, Inc) (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 6811 Benjamin Franklin Drive, Suite 200, Columbia, Maryland 21046. The former address of GigCapital4, Inc. was 1731 Embarcadero Rd, Suite 200, Palo Alto, CA 94303.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i) Glazer Capital, LLC, a Delaware limited liability company ("Glazer Capital"), with respect to the shares of Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Glazer Capital serves as investment manager and with respect to the shares of Common Stock (as defined in Item 2(d)) held by a certain fund managed by Meteora Capital, LLC (see below) to which Glazer Capital serves as Managing Member (collectively, the "Funds");

(ii) (iii)

Meteora Capital, LLC, a Delaware limited liability company ("Meteora Capital"), with respect to the shares of Common Stock (as defined in Item 2(d)) held by a certain fund to which Meteora Capital serves as investment manager; and

Mr. Paul J. Glazer ("Mr. Glazer"), who serves as the Managing Member of Glazer Capital, with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Reporting Persons:

Glazer Capital, LLC and Paul J. Glazer: 250 West 55th Street, Suite 30A, New York, New York 10019.

Meteora Capital, LLC: 4 Village Row, Logan Square, New Hope, PA 18938.

Item 2(c).	CITIZENSHIP:

Each of Glazer Capital and Meteora Capital is a Delaware limited liability company. Mr. Glazer is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP NUMBER:

08975B109 (previously 37518G101)

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in Row (11) of the cover page for each Reporting Person and elsewhere in this Schedule 13G are based on the 45,949,600 shares of Common Stock, par value $0.0001 per share outstanding as of November 12, 2021, as reported in the Company’s Form 10-Q filing on November 15, 2021.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. Glazer Enhanced Offshore Fund, Ltd. has the right to receive or the power to direct the receipt of the proceeds from the sale of more than 5% of the shares of Common Stock outstanding.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 10, 2021

GLAZER CAPITAL, LLC

By: /s/ Paul J. Glazer
Name: Paul J. Glazer
Title: Managing Member

METEORA CAPITAL, LLC By: Glazer Capital, LLC, its Managing Member By: /s/ Paul J. Glazer x Title: Managing Member
/s/ Paul J. Glazer
PAUL J. GLAZER

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of December 10, 2021

GLAZER CAPITAL, LLC

By: /s/ Paul J. Glazer
Name: Paul J. Glazer
Title: Managing Member

METEORA CAPITAL, LLC By: Glazer Capital, LLC, its Managing Member By: /s/ Paul J. Glazer x Title: Managing Member
/s/ Paul J. Glazer
PAUL J. GLAZER